UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release no. 36312 / August 26, 2026

In the Matter of:

Macquarie Infrastructure Income Opportunities Fund
Macquarie Wealth Advisers, LLC
Macquarie Asset Management Credit Advisers US, LLC
Macquarie Asset Management Europe S.à r.l
Macquarie Investment Management Europe Limited
MPC Americas, LLC
Certain of their affiliated entities as described in Schedule A to the Application.

660 Fifth Avenue
New York, NY 10103

812-15989

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Macquarie Infrastructure Income Opportunities Fund, et al. filed an application on February 11, 2026, and amendments to the application on June 16, 2026 and July 31, 2026, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies, registered closed-end management investment companies, and registered open-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On July 31, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 36278). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Macquarie Infrastructure Income Opportunities Fund, et al. (File No. 812-15989) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.